UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 21, 2022

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 4. Change in Issuer’s Certifying Accountant.

As disclosed in the Form 1-U filed by WeLivv, Inc. (the “Company”) on October 5, 2022 (Form 1-U), the Company’s previous independent certified public accountant, Barton CPA, terminated its relationship with the Company on September 30, 2022.

On or about October 21, 2022, the Company formally engaged a new independent certified public accountant, SetApart Financial Services, LLC (“SetApart”), to (i) perform a review of our financial statements for the period January 1, 2022 through June 30, 2022, and (ii) reaudit our financial statements for the year ended December 31, 2021 (see Item 5 below).

Additionally, in anticipation of the work to be performed by SetApart, the Company engaged Kramerica Business Solutions LLC (“Kramerica”), a firm that provides outsourced controller and bookkeeping services, on or about October 10, 2022 to assist with the preparation of the above-identified financial statements and other bookkeeping tasks.

Item 5. Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On or about October 18, 2022, after a preliminary review of the Company’s audited financial statements for the year ended December 31, 2021, Kramerica informed the Company’s Board of Directors (“Board of Directors”) that it had identified several errors presumably made by Barton CPA in the preparation of the audited financial statements. As a result, Kramerica recommended to the Board that it immediately engage a new independent certified public account to reaudit those statements. As discussed in Item 4, the Company subsequently engaged SetApart.

On or about October 19, the Board concluded that these errors resulted in misstatements in the Company’s financial statements for the year ended December 31, 2021, and, as such, those statements can no longer be relied upon. The Board has discussed this matter with the Company’s new auditor, SetApart, which has commenced its audit of the period. While that review is in its preliminary stages, we believe the errors were entirely clerical in-nature and will result in:

-	Reclassification of an account as a liability account

-	Write-off of certain fixed assets due to impairment

-	Failure to properly account for a rent deposit

-	Restating income tax liability from 2015

While we expect the restatement of our financials for this period will result in an increase in net loss, the exact amount of that increase, as well as whether there are additional misstatements, will not be known until SetApart completes its audit, which we generally expect to conclude toward the end of November 2022.

Item 9. Other Events.

Delay in Filing Form 1-S/A

The Company was not able to file its Form 1-SA as required by September 30, 2022. This is largely due to the fact that Barton CPA terminated its relationship with the Company before it had completed its preparation of the financial statements for the period January 1, 2022 through June 30, 2022. SetAmerica is now in the process of reviewing those statements. Once that review is complete, the Company intends to file its Form 1-SA.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	October 21, 2022

2